UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Vivo Participações S.A.

(Name of Issuer)

American Depositary Shares (as evidenced by American Depositary Receipts) each representing one share of Preferred Stock

 (Title of Class of Securities)

928555S200
(CUSIP Number)

Consuelo Barbé Capdevila
Telefónica, S.A.
Distrito C, Ronda de la Comunicación, s/n,
28050, Madrid, Spain
Telephone: (+34) 91 482 37 33
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	928555S200

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TELEFÓNICA, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 116,048,153 preferred shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 116,048,153 preferred shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,048,153 preferred shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% preferred shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

This Amendment No. 8 amends the Schedule 13D filed July 16, 2003, as amended by Amendment No. 1 filed on October 13, 2004, Amendment No. 2 filed on October 19, 2004, Amendment No. 3 filed on January 3, 2005, Amendment No. 4 filed on January 18, 2005, Amendment No. 5 filed on July 14, 2010, Amendment No. 6 filed on July 20, 2010 and Amendment No. 7 filed July 30, 2010 by Telefónica, S.A. and Brasilcel N.V.

Item 3.  Source and Amount of Funds or other Consideration

Item 3 is amended to add the following to the end of Item 3:

On September 27, 2010, € 2,000 million obtained from the first tranche of the Facility Agreement together with € 2,500 million of available cash were used by Telefónica to make the first scheduled payment to Portugal Telecom pursuant to the Vivo Transaction, as described in Item 6.

Item 4.  Purpose of Transaction

Item 4 is amended to add the following to the end of Item 4:

On September 27, 2010, the Vivo Transaction closed and Telefónica acquired Portugal Telecom’s 50% interest in Brasilcel.  Telefónica is now the 100% direct owner of Brasilcel.

After Telefónica’s acquisition of Portugal Telecom’s stake in Brasilcel, the composition of Vivo Participações’s board of directors is as follows:

Name	Position
Luis Miguel Gilpérez López	Chairman
Eduardo Caride	Director
Emilio Gayo	Director
Ignacio Cuesta	Director
Félix Pablo Ivorra Cano	Director
Ignacio Aller Mallo	Director
José Guimaraes Monforte	Director
Antònio Gonçalves de Oliveira.	Director
Rui Manuel de Medeiros d´Espiney Patricio	Director

Telefónica plans to launch a tender offer for the ordinary shares of Vivo Participações that are not owned by Brasilcel for a price per share equal to 80% of the effective price paid by Telefónica to Portugal Telecom for each ordinary share of Vivo Participações owned by Brasilcel.  No assurances can be given as to the timing of this tender offer, though it is expected to be commenced by the end of October 2010.  Telefónica has not made any determination as to the form of consideration to be offered in the tender offer.

Following this tender offer, Telefónica plans to further combine the activities of Telecomunicações de São Paulo, S.A. and Vivo Participações.

Item 6.  Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following to the end of Item 6.

On September 27, 2010, the Vivo Transaction closed and Telefónica acquired Portugal Telecom’s 50% interest in Brasilcel.  Telefónica is now the 100% direct owner of Brasilcel.  The Shareholders Agreement and Subscription Agreement entered into by Telefónica and Portugal Telecom in 2002 regarding the joint venture arrangement have been terminated.

Item 7.  Materials to be Filed as Exhibits.

Item 7 is amended to add the following exhibit:

Exhibit 11:   Telefónica Announcement of Closing of Vivo Transaction dated September 27, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 2010

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors

Exhibit Index

The exhibit index is amended by adding the following exhibit:

Exhibit No.
99.12	Telefónica Announcement of Closing of Vivo Transaction dated September 27, 2010, incorporated by reference to the Form 6-K filed by Telefónica on September 27, 2010.